Star Peak Corp II

1603 Orrington Avenue, 13th Floor
Evanston, Illinois 60201

August 30, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:             Joseph Klinko

Jenifer Gallagher

Karina Dorin

Laura Nicholson

Re:	Star Peak Corp II Registration Statement on Form S-4, as amended File No. 333-256161

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Star Peak Corp II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 1, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or Bryan D. Flannery of Kirkland & Ellis LLP at (713) 836-3573, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Eric Scheyer
Eric Scheyer
Chief Executive Officer